November 12, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

        Re: MANSE USA LLC
            Amendment No. 8 to Draft Offering Statement on Form 1-A Submitted October 24, 2024
            CIK No. 0001982659
Dear Christophe Vattier:

     We have reviewed your amended draft offering statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21,
2024 letter.

Amendment No. 8 to Draft Offering Statement on Form 1-A
Characteristics of a Roy, page 10

1. We note your revisions in response to prior comment 3. Please further revise to clearly state that the investor limits set forth in Regulation A apply to all Roys offered, regardless of Talent. Please consider expanding the example on page 10 to illustrate how the various investor limits would apply.
2. We note that the estimated minimum annual yield of a Roy is "set currently at $0.04 per year." However, we also note your disclosure that "[t]he yearly yield of a given
       Roy is calculated on a monthly basis, and one-twelfth of such amount is paid as a monthly yield." Please clearly address how you will calculate the monthly yield in instances where the recalculated annual yield for a given month is less than $0.04 per year. Alternatively, please explicitly clarify that the minimum monthly yield will
 November 12, 2024
Page 2

       always be one-twelfth of the of the currently set minimum annual yield, regardless of whether the recalculated annual yield for a given month is less than the estimated minimum annual yield set by the company. In this regard, we note that the definition of "Monthly Remuneration" in the Participation Agreement assures that "the first eleven (11) Monthly Remuneration payments will equal a minimum of $0.0033 and the twelfth Monthly Remuneration payment will equal a minimum of $0.00337, totaling at least the Minimum Annual Yield of $0.04."
Exhibits

3. We note your revisions to prior comment 10 and reissue it. In this regard, Exhibit 6.1 still asks investors to confirm that they have read and understood the agreements being entered into, at Sections 2.3 and 2.4. This language appears to conflict with
       Section 14 of the Securities Act regarding waivers of compliance with the federal
       securities laws. Please refer to the Commission   s guidance regarding
impermissible
       legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591
       (2005), and revise your participation agreement accordingly.
4. Please consider updating the Annexes included in Exhibit 6.5 to a more recent date.
       For example, we note that the figures in Annex A are only updated as of 2021.
General

5. We note your revisions to prior comment 13. We also note your response that both the
       U.S. Platform and Foreign Platform "will be accessible through the www.royalitz.com website, but the platform a given user is directed to depends on the location from which that user connects to the website." Please supplementally advise the current status of the U.S. Platform. In this regard, your website does not currently distinguish between multiple platforms and appears to offer information on Manse France Roys to users accessing the web-site in the United States, suggesting that such Roys are available for purchase by U.S. investors.
       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Simon Wood, Esq.